SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Kiniksa Pharmaceuticals International, plc (f/k/a Kiniksa Pharmaceuticals, Ltd.)**
(Name of Issuer)

Class A Ordinary Shares, $0.000273235 nominal value
(Title of Class of Securities)

G52694109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** On June 27, 2024, Kiniksa Pharmaceuticals, Ltd. consummated redomiciliation transactions pursuant to which Kiniksa Pharmaceuticals International, plc became the successor issuer to Kiniksa Pharmaceuticals, Ltd.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52694109	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,582,635 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,582,635 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,635 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%*
12	TYPE OF REPORTING PERSON IA

* Consists of (i) 0 Class A Ordinary Shares held by a fund managed by HHLR (as defined in Item 2(a) below) and (ii) 1,582,635 Class A Ordinary Shares held by a fund managed by HIM (as defined in Item 2(a) below). HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. G52694109	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,582,635 Class A Ordinary Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,582,635 Class A Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,635 Class A Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%*
12	TYPE OF REPORTING PERSON IA

* Consists of (i) 0 Class A Ordinary Shares held by a fund managed by HHLR and (ii) 1,582,635 Class A Ordinary Shares held by a fund managed by HIM. HHLR and HIM are under common control and share certain policies, personnel and resources.

CUSIP No. G52694109	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Kiniksa Pharmaceuticals International, plc (f/k/a Kiniksa Pharmaceuticals, Ltd.)(the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive office is located at 23 Old Bond Street, Floor 3, London, WIS 4PZ, England, United Kingdom.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by: (i) HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”) and (ii) Hillhouse Investment Management, Ltd., an exempted Cayman Islands company (“HIM”). The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.” HHLR acts as the sole investment manager of HHLR Fund, L.P. (“HHLR Fund”). HIM acts as the sole management company of Hillhouse Fund III, L.P. (“HFIII”). HH RSV-XVII Holdings Limited (“HH RSV XVII”) is wholly owned by HFIII. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares (as defined in Item 2(d) below) held by HH RSV XVII. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Class A Ordinary Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares, $0.000273235 nominal value (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER
G52694109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. G52694109	13G/A	Page 5 of 7 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule13G/A was calculated based upon an aggregate of 40,608,972 Class A Ordinary Shares outstanding as of July 19, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on July 25, 2024.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons (and the footnotes thereto) and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. G52694109	13G/A	Page 6 of 7 Pages

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G52694109	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 14, 2024

HHLR Advisors, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

Hillhouse Investment Management, Ltd.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer